UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29664 / May 3, 2011

_____

In the Matter of   :
                                                                              :
RUSSELL INVESTMENT COMPANY   :
RUSSELL INVESTMENT FUNDS   :
RUSSELL INVESTMENT MANAGEMENT COMPANY :
RUSSELL FINANCIAL SERVICES, INC.   :
1301 Second Avenue, 18th Floor   :
Seattle, WA 98101   :
                                                                              :
(812-13870)   :
_____ :

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM RULE 12d1-2(a) UNDER THE ACT

Russell Investment Company, Russell Investment Funds, Russell Investment
Management Company and Russell Financial Services, Inc. filed an application on
February 17, 2011, and an amendment to that application on April 8, 2011, requesting an
order under section 6(c) of the Investment Company Act of 1940 ("Act") granting an
exemption from rule 12d1-2(a) under the Act. The order would permit open-end
management investment companies relying on rule 12d1-2 under the Act to invest in
certain financial instruments.

On April 6, 2011, a notice of the filing of the application was issued (Investment
Company Act Release No. 29623). The notice gave interested persons an opportunity to
request a hearing and stated that an order granting the application would be issued unless
a hearing was ordered. No request for a hearing has been filed, and the Commission has
not ordered a hearing.

The matter has been considered, and it is found, on the basis of the information set forth
in the application, as amended, that granting the requested exemption is appropriate in the

public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, that the exemption under section 6(c) of the Act from rule 12d1-2(a) under the Act requested by Russell Investment Company, Russell Investment Funds, Russell Investment Management Company and Russell Financial Services, Inc. (File No. 812-13870) is granted, effective immediately, subject to the condition contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Cathy H. Ahn
Deputy Secretary